Exhibit 99.1

CINRAM INTERNATIONAL INCOME FUND
(the "Fund")

Annual and Special Meeting of Unitholders
of the Fund held on May 17, 2007

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 -
Continuous Disclosure Obligations

Conducted by Ballot
Number or Percentage of Votes Cast
	Brief Description of Matter Voted Upon	Outcome of the Vote	For	Against	Withheld
1.	In respect of the election as trustees of the Fund the six nominees named in the management proxy circular of the Fund dated April 2, 2007	Approved (by show of hands)	N/A	N/A	N/A
2.	In respect of the re-appointment of KPMG LLP as the auditors of the Fund and authorizing the trustees of the Fund to fix their remuneration	Approved (by show of hands)	N/A	N/A	N/A
3.
In respect of approving amendments to the Fund's amended and restated unit option incentive plan, long-term incentive plan and deferred unit plan, all as more particularly set forth and described in the management proxy circular of the Fund dated April 2, 2007
		Approved (by show of hands)	N/A	N/A	N/A